Exhibit 99.2

2 Highly confidencial and trade secret Disclaimer The contents of any website mentioned or hyperlinked in this presentation are for informational purposes and the contents thereof are not part of or incorporated into this presentation . Certain statements made in this presentation are “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro's business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions ; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and will differ from assumptions . Many actual events and circumstances are beyond the control of Lavoro . These forward - looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction ; the ability to maintain the listing of Lavoro's securities on Nasdaq ; the price of Lavoro's securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro's business ; Lavoro's inability to meet or exceed its financial projections and changes in the consolidated capital structure ; changes in general economic conditions, including as a result of the COVID - 19 pandemic ; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions ; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries ; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in Lavoro's other filings with the SEC . If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In addition, forward - looking statements reflect Lavoro's expectations, plans, or forecasts of future events and views as of the date of this presentation . Lavoro anticipates that subsequent events and developments will cause Lavoro's assessments to change . However, while Lavoro may elect to update these forward - looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so . These forward - looking statements should not be relied upon as representing Lavoro's assessments as of any date subsequent to the date of this presentation . Accordingly, undue reliance should not be placed upon the forward - looking statements . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

3Q23 and 9M23 Earnings Call June 1, 2023

4 Highly confidencial and trade secret CEO Remarks Brazil Market Fundamentals ▪ Farmers income remains strong, a key positive driver for ag inputs demand ▪ Current ag input sales bookings for the upcoming crop season marginally lower compared to corresponding period last year, as farmers exercise caution due to the fluctuating pricing dynamics of inputs Business Performance ▪ 3Q23 revenue and gross margins negatively impacted y/y by modest timing shift in favor of 1H, lower Colombian Peso, and lower crop protection and fertilizer input prices ▪ Consolidated YTD FY3Q23 revenue of +25% y/y, driven both by strong retail and Crop Care performance, consistent with our organic growth plans Strategic Updates ▪ Successful acquisition of Cromo Química , further strengthening Crop Care’s portfolio ▪ Launched new tailored agricultural insurance solutions via a strategic partnership ▪ Closing of previously - announced NS Agro delayed to FY24

5 Highly confidencial and trade secret Lavoro (1) As of December 2022 (2) In constant currency at USD/BRL 5.11; (3) Some signed MOUs are non - binding. The first Latin American agricultural inputs distributor listed in the USA. Brazil Paraguay Uruguay Chile Peru Colombia Presence in Brazilian states Countries with presence Near - term entry Multiple Cultures Complete Portfolio Service Offer Vertically Integrated Digital 3 countries countries 29 Completed acquisitions 8 Companies in pipeline (MOUs signed) 3 M&A Ag Inputs Distribution in Brazil and LatAm Own portfolio of Private Label Inputs Business Segments #1 Ag inputs retailer in Brazil 1,000+ RTVs ¹ 72,000+ Farmers ¹ 210+ Stores ¹ ~150M Acres covered in LatAm Scale 69% Revenue CAGR FY20 - FY22 2 For illustrative purposes only, Lavoro has translated its amounts in reais to U.S. dollars. The average exchange rate for the th ird quarter of 2023 (January to March 2023) was R$ 5.193421389 to BRL1.00, and for the third quarter of 2022 (January to Marc h 2 022) it was 5.226428125 to BRL1.00. The exchange rate for the six months ended on December 31, 2022, was 5.27975 to BRL1.00, based on the FX rate on that date. The exchange rate for t he six months ended on December 31, 2021, was R$ 5.57000 to BRL1.00, based on the FX rate on that date. Source: Refinitiv. Lavoro follows the crop year, as the 3Q 23 is the period between Jan23 and Mar23 and 3Q 22 is the period between Jan22 and Ma r22 . 9M22 comprehends the period between Jul21 to Mar21 and 9M23 comprehends the period between Jul22 to Mar23.

Highly confidencial and trade secret

Market Outlook - Brazil

Grain Production (million tons)


Soybean
+5%
+20%
127,402
140,955
129,535
155,490
161,680
19/20
20/21
21/22
22/23e
23/24e


Corn
+10%
+8%
104.675
27.347
77.328
87.858
26.375
61.483
118.179
25.994
92.185
127.062
29.881
97.181
142.736
33.335
109.401
19/20
20/21
21/22
22/23e
23/24e
1st Crop
Winter Crop

Farmers' Income – Soybeans + Winter Crop (R$/ha)


Mato Grosso (Center-North)
Soybeans bags/ha
Corn
Soybean
19
6
13
13
14
-1
15
2
13
21
4
17
21
8
13
41
21
20
47
21
26
43
17
26
33
16
17
38
24
15
14/15
15/16
16/17
17/18
18/19
19/20
20/21
21/22
22/23e
23/24e


Paraná (West)
Corn
Soybean
39
20
19
40
23
17
27
8
19
30
9
22
25
21
5
57
32
25
40
12
28
11
20
-10
33
18
16
41
22
19
14/15
15/16
16/17
17/18
18/19
19/20
20/21
21/22
22/23e
23/24e

Key Takeaways

Increase in grain production for the 22/23 crop season. Soybean production stands out with the highest growth (+20%), followed by Corn (+8%)

Soybean: Good yields in virtually all regions, positively impacted by favorable weather conditions during crop development

Corn: Excellent conditions in developing crops consolidate the forecast for a record harvest

Farmer's income:
Grain prices under pressure being offset by reducing input prices, 'balancing' levels of barter exchange rate and farmers' profitability. Corn continues to increase its relevance for farmers' annual income.

Source: Agroconsult May/23

L A V O R O

6

Highly confidencial and trade secret

Financial Summary

In million US$



3Q23 vs. 3Q22
9M23 vs. 9M22
Revenue
-2.6%
499,347
486,414
3Q22
3Q23
25.3%
1,220,133
1,529,300
9M22
9M23
Gross Profit and margin%
-15.2%
84,812
17.0%
71,898
14.8%
3Q22
3Q23
35.4%
210,501
17.3%
285,037
18.6%
9M22
9M23
Adj. EBITDA and Adj. EBITDA margin%
-43.5%
44,671
8.9%
25,224
5.2%
3Q22
3Q23
37.5%
107,594
8.8%
147,923
9.7%
9M22
9M23
Adj. Profit and Adj Profit margin%
-148.6%
15,076
3.0%
-1.5%
(7,320)
3Q22
3Q23
7.7%
42,683
3.5%
45,969
3.0%
9M22
9M23

Key Takeaways

Revenue decreased by 3% vs 3Q22 due to currency devaluation in Colombia (~-$10 M) and sales timing shift to 1H23. Strong 25% growth on a YTD basis

Gross Profit decreased by 15% in 3Q23 due to the revenue reduction and margin decrease (Crop Care's sales phasing + lower margins from herbicides). On a YTD basis, 1.3 p.p. margin expansion

Adjusted EBITDA decreased to $25.2 million, reflecting the input sales phasing and operating expenses investments aligned with Lavoro's growth plan strategy. On a YTD basis, Adjusted EBITDA increased by 38%

Adjusted Profit was impacted by higher financing expenses, as a result of the M&A activities, and market interest rates increase

LAVORO

Note: (1) For illustrative purposes only, Lavoro has translated its amounts in reais to U.S. dollars. The average exchange rate for the third quarter of 2023 (January to March 2023) was R$ 5.193421389 to BRL1.00, and for the third quarter of 2022 (January to March 2022) it was 5.226428125 to BRL1.00. The exchange rate for the six months ended on December 31, 2022, was 5.27975 to BRL1.00, based on the FX rate on that date. The exchange rate for the six months ended on December 31, 2021, was R$ 5.57000 to BRL1.00, based on the FX rate on that date. Source: Refinitiv.
Note (2) Lavoro follows the crop year, as the 3Q 23 is the period between Jan23 and Mar23 and 3Q 22 is the period between Jan22 and Mar22. 9M22 comprehends the period between Jul21 to Mar22 and 9M23 comprehends the period between Jul22 to Mar23.

7

Highly confidencial and trade secret

Revenue by Segment

In million US$

3Q23 vs. 3Q22


-2.6%
499
486
4% (20)
11% (55)
87% (432)
-1% (-7)
4% (17)
10% (48)
88% (427)
-1% (-5)
3Q22
3Q23
Brazil
Latam
Crop Care
Intercompany


-2.6%
500
486
12%
59
54
11%
88%
441
432
89%
3Q22
3Q23
Grains
Inputs

9M23 vs. 9M22


25.3%
1,220
1,529
4% (49)
13% (156)
85% (1.035)
-2% (-20)
7% (110)
11% (171)
85% (1.305)
-4% (-57)
9M22
9M23
Brazil
Latam
Crop Care
Intercompany


25.3%
1,220
1,529
7%
90
82
5%
93%
1,130
1,448
95%
9M22
9M23
Grains
Inputs

Key Takeaways

Consolidated revenue declined by 2.6% to $486 million in 3Q23, driven by:

I. Currency devaluation in Colombia, which had a negative impact ($10 million)

II. Biological inputs sales from Crop Care that were brought forward to the end of 1H23

III. Reduced prices from herbicides and fertilizers impacting Brazil and LatAm

Consolidated revenue in 9M23 showed growth of 25.3%, with expansion across all segments

Crop Care stands out with a remarkable year-on-year increase of 125%

LAVORO

Note: (1) For illustrative purposes only, Lavoro has translated its amounts in reais to U.S. dollars. The average exchange rate for the third quarter of 2023 (January to March 2023) was R$ 5.193421389 to BRL1.00, and for the third quarter of 2022 (January to March 2022) it was 5.226428125 to BRL1.00. The exchange rate for the six months ended on December 31, 2022, was 5.27975 to BRL1.00, based on the FX rate on that date. The exchange rate for the six months ended on December 31, 2021, was R$ 5.57000 to BRL1.00, based on the FX rate on that date. Source: Refinitiv.

Note (2) Lavoro follows the crop year, as the 3Q 23 is the period between Jan23 and Mar23 and 3Q 22 is the period between Jan22 and Mar22. 9M22 comprehends the period between Jul21 to Mar22 and 9M23 comprehends the period between Jul22 to Mar23.

8

9 Highly confidencial and trade secret Gross Profit and Gross Margin % 1 2 7 68 8 8 3Q23 2 3 88% (427) 5 3Q22 72 85 Crop Care Latam Brazil Intercompany - 15.2 % Gross Profit Gross Margin % 52 1 2 18 167 29 26 9M23 0 46 88% (427) - 9 9M22 285 211 Crop Care Latam Brazil Intercompany 35.4% 220 Brazil Latam Crop Care Gross profit declined by 15.2% to $71.9 million in 3Q23, while gross margin decreased by 2.2 percentage points to 14.8%, chiefly driven by: I. lower mix of Crop Care on the consolidated basis II. lower margins from fertilizers and herbicides (e.g. glyphosate). To mitigate the impacts, the Company is in negotiations with suppliers regarding the volume of herbicides already acquired (mainly sold). III. Margins benefited from the increase in specialties on the mix of inputs sold, a segment with a high - margin contribution Gross profit for 9M23 increased by 35.4%, with gross margin rising by 1.4 percentage points. Crop Care gross margin expanded to 46.8% 13.9% 15.8% 3Q23 3Q23 9.7% 1.9 p.p. 15.8% 12.1% 3Q23 3Q23 - 3.7 p.p. 33.7% 46.8% 3Q23 3Q23 13.0 p.p. 16.3% 16.7% 9M22 9M23 0.3 p.p. 16.2% 16.8% 9M23 9M22 0.7 p.p. 35.9% 41.5% 9M22 9M23 5.6 p.p. 17.0% Key Takeaways Brazil Latam Crop Care 14.8% 17.3% 18.6% In m illion US$ 3Q23 vs. 3Q22 9M23 vs. 9M22 Note: (1) For illustrative purposes only, Lavoro has translated its amounts in reais to U.S. dollars. The average exchange ra te for the third quarter of 2023 (January to March 2023) was R$ 5.193421389 to BRL1.00, and for the third quarter of 2022 (January to March 2022) it was 5.226428125 to BRL1.00. The exchange rate for the six months ended on December 31, 202 2, was 5.27975 to BRL1.00, based on the FX rate on that date. The exchange rate for the six months ended on December 31, 2021, was R$ 5.57000 to BRL1.00, based on the FX rate on that date. Source: Refinitiv. Note (2) Lavoro follows the crop year, as the 3Q 23 is the period between Jan23 and Mar23 and 3Q 22 is the period between Jan 22 and Mar22. 9M22 comprehends the period between Jul21 to Mar22 and 9M23 comprehends the period between Jul22 to Mar23.

10 Highly confidencial and trade secret Guidance Full Fiscal Year 2023 Pro forma Guidance 1,2 Full Year Fiscal 2023 (in US$ million ) Pro forma Revenue 1,990 ≤ ∆ ≤ 2,130 Pro forma Adjusted EBITDA 172 ≤ ∆ ≤ 178 Pro forma Adjusted EBITDA Margin % 8.4% ≤ ∆ ≤ 8.6% Concept : • Pro forma performance of the Company for FY23 including the full year impact from closed acquisitions • Cromo Química and Referência Agroinsumos acquisitions ’ full year results Represents the original guidance ( $ 210 M of Adjusted EBITDA) adjusted to reflect the postponement of the NS Agro transaction In m illion US$ Note: (1) For illustrative purposes only, Lavoro has translated its amounts in reais to U.S. dollars. The average exchange ra te for the third quarter of 2023 (January to March 2023) was R$ 5.193421389 to BRL1.00, and for the third quarter of 2022 (January to March 2022) it was 5.226428125 to BRL1.00. The exchange rate for the six months ended on December 31, 202 2, was 5.27975 to BRL1.00, based on the FX rate on that date. The exchange rate for the six months ended on December 31, 2021, was R$ 5.57000 to BRL1.00, based on the FX rate on that date. Source: Refinitiv. Note (2) Lavoro follows the crop year, as the 3Q 23 is the period between Jan23 and Mar23 and 3Q 22 is the period between Jan 22 and Mar22. 9M22 comprehends the period between Jul21 to Mar22 and 9M23 comprehends the period between Jul22 to Mar23. Consolidated Guidance – Excluding Future M&As 1,2 Full Year Fiscal 2023 (in US$ million) Consolidated Revenue 1,950 ≤ ∆ ≤ 2,050 Consolidated Adjusted EBITDA 154 ≤ ∆ ≤ 159 Consolidated Adjusted EBITDA Margin % 7.8% ≤ ∆ ≤ 7.9% Concept : • Represents Lavoro’s fiscal year - to - date consolidated reported results, plus an expectation for its to be reported fiscal fourth quarter results • Accounts for Cromo Quimica June/23 expected results (1 month) Represents a 60 - 65% growth in Adjusted EBITDA vs. FY22

Highly confidencial and trade secret

M&A Updates

Cromo Química


RS
Estrela

Industry and HQ in Estrela – RS

- **Closed:** 05/2023
- Company produces high-performance adjuvants for agriculture. The acquisition strengthens CropCare specialties portfolio and the vertical integration potential with Lavoro
- **# of Employees:** +19 (+10 RTVs)

Referência


RS
Dom Pedrito

9 Stores with HQ in Dom Pedrito

- **Signed:** 02/2023
- Relevant presence in the Central and Southern region of the Rio Grande do Sul state
- **# of Employees:** +80 (+25 RTVs)

NS Agro


Peru
Chile
*Out of Scale

25 locations in Chile in the blue area and + 5 locations in Peru

- **Signed:** 08/2022
- Holding company of agricultural inputs retailers in Chile and Peru, specializing in crop protection and fertilizers. NS Agro's acquisition has been postponed.
- **# of Employees:** +350 (90 RTV's)

LAVORO

11

12 Highly confidencial and trade secret Strategic Initiatives Update Inauguration of Lavoro’s largest store in Latin America, located in Sorriso (Mato Grosso) New strategic partnership with Brasilseg to deliver tailored agricultural insurance solutions Launching of the "Soja Certa " campaign for the 23/24 crop cycle, offering special conditions for customers to negotiate inputs using Barter contracts Agrobiológica new site ( Itápolis ), to be operational by Dec/23. Production process under validation, addition of 10 - 13M liters to the 24/25 (totaling 14 - 17 M liters)

13 Highly confidencial and trade secret Key Takeaways 25% YoY growth in Revenues and 38% YoY growth in Adjusted EBITDA 1 in 9 months² Successful execution on the strategic agenda including Crop Care acceleration and new services launch NS Agro acquisition delayed to FY 24 to ensure we properly finish all the steps in the diligence process Updated FY 2023 guidance, reflecting NS Agro postponement Note: (1) Consolidated Results Note (2) Lavoro follows the crop year, as the 3Q 23 is the period between Jan23 and Mar23 and 3Q 22 is the period between Jan 22 and Mar22. 9M22 comprehends the period between Jul21 to Mar22 and 9M23 comprehends the period between Jul22 to Mar23.

Highly confidencial and trade secret

Reconciliation of Adjusted EBITDA

Reconciliation of Adjusted EBITDA (US$, Million)	3Q23	3Q22	Chg. %	9M23	9M22	Chg. %
Net Profit/Loss for the Period	**(74,313)**	**14,467**	**-613.7%**	**(24,331)**	**44,194**	**-155.1%**
(+) Finance income (costs)	29,365	16,356	79.5%	91,071	25,353	259.2%
(+) Income taxes current and deferred	(5,631)	6,482	-186.9%	(13,391)	19,144	-170.0%
(+) Depreciation and amortization	6,837	5,453	25.4%	19,733	16,263	21.3%
(+) Fair value of inventories sold from acquired companies	1,974	1,304	51.4%	4,542	4,150	9.4%
(+) M&A expenses[11]	406	609	-33.4%	1,419	1,774	-20.0%
(-) Gain on bargain purchases[12]	-	-	-	-	(3,285)	-100.0%
(+) Nasdaq Listing expenses[13]	61,531	-	100.0%	61,531	-	100.0%
(+) Stock Option Plan	103	-	100.0%	2,397	-	100.0%
(+) SPAC bonus	4,954	-	100.0%	4,954	-	100.0%
Adjusted EBITDA	**25,224**	**44,671**	**-43.5%**	**147,923**	**107,594**	**37.5%**
(/) Revenue	486,414	499,347	-2.6%	1,529,300	1,220,133	25.3%
Adjusted EBITDA margin %	5.2%	8.9%	-3.8 p.p.	9.7%	8.8%	0.9 p.p.

Note: (9) The amounts in reais provided by Lavoro have been translated to U.S. dollars for illustrative purposes only. The average exchange rate for the third quarter of 2023 (January to March 2023) was BRL 5.1934 to US$1.00, and for the third quarter of 2022 (January to March 2022) it was BRL 5.2264 to US$1.00. The exchange rate for the six months ended on December 31, 2022, was BRL 5.279 to US$1.00, based on the FX rate on the last day of the period. The exchange rate for the six months ended on December 31, 2021, was BRL 5.5700 to US$ 1.00, based on the FX rate on the last day of the period. Source: Refinitiv.

Note: (10) Pro Forma financial information is calculated assuming the acquisitions occurred at the beginning of the period presented and the prior year (rather than just the partial "stub period" contribution). Pro Forma Revenues represent fully combined revenues, which include revenues from non-controlling minority shareholders.

Note: (11) M&A expenses primarily include M&A accounting and tax due diligence expenses.

Note: (12) Difference between the fair value of the Union Agro`s net assets and the price paid by the Company, recorded as a gain.

Note: (13) Represents expenses related to the business combination with TPB Acquisition Corp I.

LAVORO

1

Highly confidencial and trade secret

Reconciliation of Pro Forma Adjusted EBITDA

Reconciliation of Pro forma Adjusted EBITDA (US$ Million)	3Q23	3Q22	Chg. %	9M23	9M22	Chg. %
Pro forma Net Profit/Loss for the Period	**(74,324)**	**19,211**	**-486.9%**	**(19,038)**	**57,024**	**-133.4%**
(+) Pro forma finance income (costs), net	31,313	16,613	88.5%	91,494	29,296	212.3%
(+) Pro forma income taxes current and deferred	(5,631)	6,956	-180.9%	(12,567)	21,263	-159.1%
(+) Pro forma depreciation and amortization	6,689	5,605	19.3%	19,796	16,733	18.3%
(+) M&A expenses[11]	406	609	-33.4%	1,419	1,774	-20.0%
(+) Fair value of inventories sold from acquired companies	1,974	1,304	51.4%	4,542	4,150	9.4%
(-) Gain on bargain purchases[12]	-	-	-	-	(3,285)	-100.0%
(+) Listing expenses[13]	61,531	-	100.0%	61,531	-	-
(+) Stock Option	103		100.0%	2,397		100.0%
(+) SPAC bonuses	4,954		100.0%	4,954		100.0%
Pro forma Adjusted EBITDA	**27,013**	**50,298**	**-46.3%**	**154,527**	**126,955**	**21.7%**
(/) Pro forma revenue	486,415	539,075	-9.8%	1,590,606	1,418,471	12.1%
Pro forma Adjusted EBITDA margin %	5.6%	9.3%	-3.8 p.p.	9.7%	9.0%	0.8 p.p.

Note: (9) The amounts in reais provided by Lavoro have been translated to U.S. dollars for illustrative purposes only. The average exchange rate for the third quarter of 2023 (January to March 2023) was BRL 5.1934 to US$1.00, and for the third quarter of 2022 (January to March 2022) it was BRL 5.2264 to US$1.00. The exchange rate for the six months ended on December 31, 2022, was BRL 5.279 to US$1.00, based on the FX rate on the last day of the period. The exchange rate for the six months ended on December 31, 2021, was BRL 5.5700 to US$ 1.00, based on the FX rate on the last day of the period. Source: Refinitiv.

Note: (10) Pro Forma financial information is calculated assuming the acquisitions occurred at the beginning of the period presented and the prior year (rather than just the partial "stub period" contribution). Pro Forma Revenues represent fully combined revenues, which include revenues from non-controlling minority shareholders.

Note: (11) M&A expenses primarily include M&A accounting and tax due diligence expenses.

Note: (12) Difference between the fair value of the Union Agro`s net assets and the price paid by the Company, recorded as a gain.

Note: (13) Represents expenses related to the business combination with TPB Acquisition Corp I.

LAVORO

2

Highly confidencial and trade secret

Reconciliation of Adjusted Net Profit (Loss)

Reconciliation of Adjusted Profit/Loss (US$ Million)	3Q23	3Q22	Chg. %	9M23	9M22	Chg. %
Profit/Loss for the Period	**(74,313)**	**14,467**	**-613.7%**	**(24,331)**	**44,194**	**-155.1%**
(+) M&A expenses[15]	406	609	-33.4%	1,419	1,774	-20.0%
(-) Gain on bargain purchases[16]	-	-	-	-	(3,285)	-100.0%
(+) Nasdaq Listing expenses[17]	61,531	-	100.0%	61,531	-	100.0%
(+) Stock Option Plan	103	-	100.0%	2,397	-	100.0%
(+) SPAC bonus	4,954	-	100.0%	4,954	-	100.0%
Adjusted Net Profit/Loss	**(7,320)**	**15,076**	**-148.6%**	**45,969**	**42,683**	**7.7%**
(/) Revenue	486,415	539,075	-9.8%	1,590,606	1,418,471	12.1%
Adjusted Net Profit/Loss margin %	-1.5%	3.0%	-4.5 p.p.	3.0%	3.5%	-0.5 p.p.

Note: (14) The amounts in reais provided by Lavoro have been translated to U.S. dollars for illustrative purposes only. The average exchange rate for the third quarter of 2023 (January to March 2023) was BRL 5.1934 to US$1.00, and for the third quarter of 2022 (January to March 2022) it was BRL 5.2264 to US$1.00. The exchange rate for the six months ended on December 31, 2022, was BRL 5.279 to US$1.00, based on the FX rate on the last day of the period. The exchange rate for the six months ended on December 31, 2021, was BRL 5.5700 to US$L1.00, based on the FX rate on the last day of the period. Source: Refinitiv.

Note: (15) M&A expenses primarily include M&A accounting and tax due diligence expenses.

Note: (16) Difference between the fair value of the Union Agro`s net assets and the price paid by the Company, recorded as a gain.

Note: (17) Represents expenses related to the business combination with TPB Acquisition Corp I.

LAVORO

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